EXHIBIT (2)(b)

                                    AMENDMENT
                                     to the
                                     BY-LAWS
                                       of
                    THE WRIGHT MANAGED BLUE CHIP SERIES TRUST

                                  June 24, 1998

         WHEREAS, a majority of the Trustees of The Wright Managed Blue Chip Series Trust (the "Trust") have acted at a meeting held on June 24, 1998, and pursuant to authority granted to the Trustees by Article XV of the By-laws of Trust;

         NOW THEREFORE, Article III of the By-laws of the Trust, Powers and Duties of Trustees and Officers, is hereby amended to add the following new
Section 3:

     Section 3. Advisory Board. The Trustees may appoint an advisory board which shall be composed of persons who are lay members of the Roman Catholic Church and who do not serve the Trust in any other capacity. The advisory board shall consult with certain designated series of the Trust and such series' investment adviser to identify securities and other investments issued by companies engaging in practices or offering products or services that would be inconsistent with the core teachings of the Roman Catholic Church. The advisory board shall make such determinations based solely on religious criteria and not investment criteria. The advisory board shall no responsibility for evaluating the investment merits of any security and shall have no power to determine that any security or other investment be purchased, sold or otherwise disposed of by the Trust or its series. The members of any such advisory board may receive compensation for their services and may be paid such fees and expenses for attending meetings as the Trustees may from time to time determine to be appropriate.

         AND, the prior existing Sections 3 through 8 of Article III of the Trust's Bylaws are hereby redesignated as follows:

             Section  3,  Chairman  of the  Trustees,  is  redesignated  as
             Section 4; Section 4, President, is redesignated as Section 5;
             Section 5, Treasurer, is redesignated as Section 6; Section 6, Secretary, is redesignated as Section 7; Section 7, Other
             Officers, is redesignated as Section 8; and Section 8, Compensation, is redesignated as Section 9.

         AND, Article VI of the By-laws of the Trust, Shares of Beneficial Interest, Section 4, Closing of Transfer Books and Fixing Record Date, the first sentence is hereby amended as follows: "sixty (60) days" is deleted, and "one hundred twenty (120) days" is inserted in its place.

        AND, Article IV of the By-laws of the Trust, Meetings of Shareholders,
Section 6, Proxies, is hereby amended by adding the following sentence as the last sentence of the section:

     The placing of a shareholder's name on a proxy pursuant to telephonic or electronically transmitted instructions pursuant to procedures reasonably designed to verify that such instructions have been authorized by the shareholder shall constitute execution of the proxy by or on behalf of the shareholder.